SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2012

Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Interim Financial Statements for the three months ended March 31, 2012.
2.	Management's Discussion and Analysis for the three months ended March 31, 2012.
3.	Canadian Form 52-109F2 Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

SONDE RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
	March 31 2012	December 31 2011
(CDN$ thousands)
Assets
Current
Cash and cash equivalents (note 4)	48,062	3,743
Accounts receivable (note 8)	5,152	7,436
Prepaid expenses and deposits	1,759	1,528
	54,973	12,707
Long term portion of prepaid expenses and deposits	382	420
Exploration and evaluation assets (note 3)	71,564	69,015
Property, plant and equipment (note 3)	93,073	104,745
	219,992	186,887

Liabilities
Current
Accounts payable and accrued liabilities	8,975	17,655
Share based compensation liability (note 13)	2,442	2,448
Provisions (note 9)	12	12,730
Derivative financial liabilities (note 4)	630	781
	12,059	33,614
Decommissioning provision	26,196	26,344
	38,255	59,958
Contingencies and commitments (note 12) Related party transactions (note 7)

Shareholders’ Equity
Share capital	369,892	369,892
Contributed surplus	33,770	33,528
Foreign currency translation reserve	(340)	550
Deficit	(221,585)	(277,041)
	181,737	126,929
	219,992	186,887
See accompanying notes to the condensed consolidated financial statements

On behalf of the Board,

(Signed) “Jack W. Schanck”	(Signed) “W. Gordon Lancaster”
Jack W. Schanck	W. Gordon Lancaster
Director and Chief Executive Officer	Chair of the Audit Committee and Director

Q1 2012 FS	Page 1

SONDE RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(unaudited)
For the three months ended March 31	2012	2011
(CDN$ thousands, except per share amounts)
Revenue
Revenue, net of royalties (note 10)	7,249	8,932
Gain (loss) on commodity derivatives (notes 4, 8)	84	(1,664)
	7,333	7,268
Expenses
Operating (note 11)	4,313	3,705
Transportation	196	259
Exploration and evaluation (note 3)	886	164
General and administrative	2,836	2,243
Depletion and depreciation	3,095	3,282
Share based compensation (note 13)	322	1,245
Property, plant and equipment impairment (note 3)	12,880	--
Loss on settlement of decommissioning liabilities	--	775
	24,528	11,673
Operating loss	(17,195)	(4,405)

Other
Financing costs (note 5)	(258)	(651)
Gain (loss) on foreign exchange	(447)	472
Gain on financial derivatives	--	378
Other income	30	56
Gain on disposition of exploration and evaluation assets (note 3)	73,361	--
	72,686	255
Income (loss) from continuing operations before income taxes	55,491	(4,150)
Current income taxes	35	--
Income (loss) from continuing operations	55,456	(4,150)
Loss from discontinued operations, net of tax (note 15)	--	(1,226)
Net income (loss)	55,456	(5,376)

Other comprehensive loss
Foreign currency translation adjustment	(890)	(917)
Foreign currency translation adjustment relating to assets and liabilities of discontinued operations (note 15)	--	(1,678)
Other comprehensive loss	(890)	(2,595)
Total comprehensive income (loss)	54,566	(7,971)

Net income (loss) per common share
Basic and diluted income (loss) per common share from continuing operations (note 6)	$0.89	($0.07)
Basic and diluted loss per common share from discontinued operations (note 6)	--	($0.02)
	$0.89	($0.09)
See accompanying notes to the condensed consolidated financial statements

Q1 2012 FS	Page 2

SONDE RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
For the three months ended March 31	2012	2011
(CDN$ thousands)
Cash provided by (used in):
Operating activities
Net income (loss)	55,456	(5,376)
Items not involving cash:
Depletion and depreciation	3,095	3,282
Share based compensation	322	1,245
Exploration and evaluation	886	164
Property, plant and equipment impairment	12,880	--
Unrealized (gain) loss on commodity derivatives	(151)	1,740
Unrealized (gain) loss on financial derivatives	--	(378)
Unrealized (gain) loss on foreign exchange	45	(3)
Financing costs	258	843
Loss on settlement of decommissioning liabilities	--	775
Gain on disposition of exploration and evaluation assets	(73,361)	--
Interest paid	(97)	(647)
Decommissioning expenditures	--	(846)
	(667)	799
Changes in non-cash working capital (note 14)	1,094	(565)
	427	234
Financing activities
Exercise of restricted share units	(85)	--
Revolving credit facility repayments	(23,400)	(19,436)
Revolving credit facility advances	23,400	13,550
	(85)	(5,886)
Investing activities
Property, plant and equipment additions	(4,613)	(3,245)
Exploration and evaluation additions	(6,188)	(9,220)
Debenture advances (note 15)	--	19,599
Proceeds on exploration and evaluation disposition	74,979	--
Change in non-cash working capital (note 14)	(20,156)	(2,524)
	44,022	4,610
Increase (decrease) in cash and cash equivalents	44,364	(1,042)
Effect of foreign exchange on cash and cash equivalents	(45)	(28)
Cash and cash equivalents, beginning of period	3,743	2,649
Cash and cash equivalents, end of period	48,062	1,579
See accompanying notes to the condensed consolidated financial statements

Q1 2012 FS	Page 3

SONDE RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited)
(CDN$ thousands)	Share capital	Contributed surplus	Foreign currency translation	Deficit	Total
At December 31, 2010	369,892	30,718	(5,789)	(236,470)	158,351
Total comprehensive loss	--	--	(2,595)	(5,376)	(7,971)
Stock option expense	--	803	--	--	803
At March 31, 2011	369,892	31,521	(8,384)	(241,846)	151,183

(CDN$ thousands)	Share capital	Contributed surplus	Foreign currency translation	Deficit	Total
At December 31, 2011	369,892	33,528	550	(277,041)	126,929
Total comprehensive income	--	--	(890)	55,456	54,566
Stock option expense	--	242	--	--	242
At March 31, 2012	369,892	33,770	(340)	(221,585)	181,737
See accompanying notes to the condensed consolidated financial statements

Q1 2012 FS	Page 4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
 (unaudited)
 (All tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Reporting entity

Sonde Resources Corp. (“Sonde” or the “Company”) is a Canadian based energy company with its registered office located at Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta. The Company is engaged in the exploration for and production of oil and natural gas. The Company’s operations are located in Western Canada and offshore North Africa. All of the Company’s revenues are generated from its operations in Western Canada. On February 22, 2011, the Company completed the sale of its wholly owned subsidiary Liberty Natural Gas LLC (the “LNG Project”). On June 22, 2011, the Company completed the sale of its offshore operations in the Republic of Trinidad and Tobago (“Trinidad and Tobago”). These dispositions are discussed in more detail in Note 15. The consolidated financial statements (the “Financial Statements”) comprise the Company and its subsidiaries, Seeker Petroleum Ltd., Sonde Resources Trinidad and Tobago Ltd. and Challenger Energy Corp. all of which are wholly owned. On January 1, 2012, these subsidiaries were amalgamated into Sonde Resources Corp. The Company’s shares are widely held and publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange MKT.

2.	Basis of preparation

	(a)	Statement of compliance

The Financial Statements are prepared in accordance with International Accounting Standards 34 (“IAS 34”) Interim Financial Reporting and present the Company’s results of operations and financial position under International Financial Reporting Standards (“IFRS”) as at March 31, 2012 and December 31, 2011 and for the three month periods ended March 31, 2012 and 2011.

The Financial Statements were approved and authorized for issue by the Board on May 14, 2012.

	(b)	Basis of measurement

The Financial Statements have been prepared on the historical cost basis except as detailed in the Company’s accounting policies disclosed in the consolidated financial statements for the year ended December 31, 2011. The accounting policies have been applied consistently to all periods presented in the Financial Statements. The Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2011.

The Financial Statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

	(c)	Functional and presentation currencies

The Financial Statements are presented in Canadian dollars, which is the Company’s functional currency.

	(d)	Use of estimates and judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Q1 2012 FS	Page 5

3.	Exploration and evaluation assets & property, plant and equipment

	Three months ended March 31, 2012			Year ended December 31, 2011
	Cost	Accum. DD&A	Carrying value	Cost	Accum. DD&A	Carrying value
Exploration and evaluation assets
Beginning of period	69,015	--	69,015	49,361	--	49,361
Additions	6,188	--	6,188	19,405	--	19,405
Dispositions	(1,618)	--	(1,618)	--	--	--
Transfers to PP&E	--	--	--	(43)	--	(43)
Impairments, to exploration expense	(886)	--	(886)	(1,270)	--	(1,270)
Change in decommissioning obligations	--	--	--	41	--	41
Foreign exchange	(1,135)	--	(1,135)	1,521	--	1,521
End of period	71,564	--	71,564	69,015	--	69,015

Property, plant and equipment
Beginning of period	212,453	(107,708)	104,745	161,165	(58,562)	102,603
Additions	4,613	--	4,613	37,509	--	37,509
Acquisitions	--	--	--	11,827	--	11,827
Dispositions	--	--	--	(151)	30	(121)
Transfers from E&E assets	--	--	--	43	--	43
Change in decommissioning obligations	(310)	--	(310)	2,060	--	2,060
Depreciation and depletion	--	(3,095)	(3,095)	--	(14,906)	(14,906)
Impairments	--	(12,880)	(12,880)	--	(34,270)	(34,270)
End of period	216,756	(123,683)	93,073	212,453	(107,708)	104,745

During the three months ended March 31, 2012, the Company capitalized $0.9 million (March 31, 2011 – $1.1 million) of general and administrative expenses related to exploration and development activities.

Exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proved or probable reserves. Additions represent the Company’s share of costs incurred on exploration and evaluation assets during the year. All property, plant and equipment is held in Canada.  Exploration and evaluation assets are divided geographically as follows:

	March 31 2012	December 31 2011
Canada	7,157	8,907
North Africa	64,407	60,108
	71,564	69,015

Land expiries and impairment on exploratory wells charged to exploration and evaluation expense during the three months ended March 31, 2012, totaled $0.9 million (March 31, 2011 – $0.2 million).  As at March 31, 2012, no indicators of impairment were identified that would imply a further decline in exploration and evaluation asset carrying values.

On February 8, 2012, the Company completed the sale of 24,383 net acres of undeveloped land in the Kaybob Duvernay play in Central Alberta for cash proceeds of $75.0 million.  This land was classified as evaluation and exploration assets at December 31, 2011, and had a carrying value of $1.6 million resulting in a gain of $73.4 million.  The Company’s tax pools offset the taxes associated with the gain.

Q1 2012 FS	Page 6

3.	Exploration and evaluation assets & property, plant and equipment (continued)
An impairment test was carried out at March 31, 2012, using the following forward commodity price projections:

Year	AECO Gas (Cdn/mmbtu) (1)	Edmonton Light Sweet Crude Oil (Cdn/bbl) (1)
2012 (Q2 – Q4)	$ 2.63	$ 94.17
2013	3.67	98.98
2014	4.13	101.02
2015	4.59	101.02
2016	5.05	101.02
2017	5.51	101.02
2018	5.94	102.40
2019	6.06	104.47
2020	6.19	106.58
2021	6.31	108.73
Remainder(2)	2.0%	2.0%
(1) Source: Independent qualified reserves evaluator’s price forecast, effective April 1, 2012.
(2) Percentage change represents the change in each year after 2021 to the end of the reserve life.

An impairment test is performed on capitalized property and equipment costs at a Cash-Generating Unit (“CGU”) level on an annual basis and quarterly when indicators of impairment exist. During the three months ended March 31, 2012, the Company recognized an impairment of $12.9 million to property, plant and equipment (three months ended December 31, 2011 – $34.3 million) to reflect the low natural gas price environment for future production. The Company recorded net impairments of $9.7 million in the Southern Alberta CGU, $2.4 million in the Central Alberta CGU, and $0.8 million in the Northern Alberta CGU (December 31, 2011 – $20.1 million South, $13.5 million Central, $0.5 million North, $0.2 million British Columbia). Impairments recognized during the three months ended March 31, 2012 and December 31, 2011, were calculated using a 12% discount rate. Using a discount rate of 10% would reduce the 2012 impairment by $8.5 million. Using a discount rate of 15% would increase 2012 impairment by $10.4 million.

4.	Financial instruments

At March 31, 2012, cash and cash equivalents were comprised of $30.0 million in short term investment instruments and $18.1 million of cash held at financial institutions (December 31, 2011 – $3.7 million cash held at financial institutions).

The following tables provide fair value measurement information for financial assets and liabilities as of March 31, 2012 and December 31, 2011. The carrying value of cash and cash equivalents, accounts receivables, provisions, accounts payable and accrued liabilities included in the consolidated statement of financial position approximate fair value due to the short term nature of those instruments. These assets and liabilities are not included in the table.

		Fair value measurements using:
	Carrying value	Fair value	Level 1	Level 2	Level 3
Financial liabilities
Commodity contracts – as at March 31, 2012	630	630	--	630	--
Commodity contracts – as at December 31, 2011	781	781	--	781	--

The Company uses a fair value hierarchy to categorize the inputs used to measure the fair value of its financial instruments. Commodity contracts are measured using level 2.

Q1 2012 FS	Page 7

5.	Short term debt and financing costs

As at March 31, 2012, the Company had issued three letters of credit for $0.2 million (December 31, 2011 – two letters of credit for $0.1 million) against the $30.0 million (December 31, 2011 - $40.0 million) demand revolving credit facility (“Credit Facility A”) at a variable interest rate of prime plus 0.75% as at March 31, 2012 and December 31, 2011. Credit Facility A is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. Credit Facility A has covenants, as defined in the Company’s credit agreement, that require the Company to maintain an adjusted working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from Credit Facility A nor domestic cash flow while Credit Facility A is outstanding.  The Company can use Credit Facility A at its discretion and continues to pay standby fees on the undrawn facility. As at March 31, 2012, the Company was in compliance with all of its debt covenants.

The Company is subject to the next semi-annual review of its credit facilities on or before September 30, 2012.

During the year ended December 31, 2011, there were 150,000 Cumulative Redeemable Convertible Preferred Shares, Series B Shares (the “Series B Shares”) outstanding. The Series B Shares had a conversion price of US$3.00 for conversion into 5,000,000 common shares. The terms of the dividend payment under the Series B Shares allowed the Company to elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of a 5.0% annualized cash dividend rate. The dividend rate was increased by 1/30 of 1% per day restricted to the 150 day period after December 31, 2010, and thereafter reverted to 5.0%. During the year ended December 31, 2011, the Company elected to pay cash as opposed to common shares to satisfy its quarterly preferred shares dividend requirements. On December 27, 2011, all conversion features associated with the Series B Shares expired without being exercised. On December 30, 2011, the Company redeemed the 150,000 outstanding Series B Shares for $15.3 million.

Upon issuance of the Series B Shares, the Company granted 500,000 common share purchase warrants exercisable at a price of US$3.25 for each common share. The warrants expired on December 31, 2011.
Financing costs for the Company are as follows:

For the three months ended March 31	2012	2011
Accretion of decommissioning provision(1)	161	156
Interest on credit facilities(1)	97	249
Interest on preferred shares	--	246
	258	651
(1) Amounts disclosed do not include Trinidad and Tobago operations, which are classified as discontinued operations.

6.	Weighted average common shares outstanding

For the three months ended March 31, 2012 and 2011, the basic and diluted weighted average common shares outstanding were 62,301,446. For the calculation of diluted earnings per share the Company excluded 1,789,799 exercisable stock options that are anti-dilutive (March 31, 2011 – 1,398,718).

7.	Related party transactions

In the course of normal business activities the Company purchased $0.1 million of processing services in the three months ended March 31, 2012, (March 31, 2011 – nil) from a company with a common director. These services were purchased under normal industry terms and have been measured and disclosed at their settlement value. As of March 31, 2012 and December 31, 2011, there were no amounts outstanding in accounts payable to this service provider.

Q1 2012 FS	Page 8

8.	Risk Management

Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. In 2011, the Company entered into a commodity swap contract from March to December on a portion of the Company’s natural gas production. In return for this fixed price the Company sold a call option on a portion of the Company’s oil production from March 2011 through December 2012.

Three months ended				March 31, 2012		March 31, 2011
Term	Contract	Volume (GJ/d)	Fixed Price ($/GJ)	Realized gain	Unrealized gain	Realized gain	Unrealized gain
March 1, 2011 – December 31, 2011	Swap	5,000	$4.11	--	--	$97	$507

Three months ended				March 31, 2012		March 31, 2011
Term	Contract	Volume (Bbls/d)	Fixed Price ($US/bbl)	Realized loss	Unrealized gain	Realized loss	Unrealized loss
March 1, 2011 – December 31, 2012	Call option	250	$100.00	($67)	$151	($21)	($2,247)

Interest rate risk

The Company is exposed to interest rate risk as the credit facilities bear interest at floating market interest rates. The Company had no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2012 or December 31, 2011. The Company’s exposure to fluctuations in interest expense on its net loss and comprehensive income, assuming reasonably possible changes in the variable interest rate of +/- 1%, is insignificant. This analysis assumes all other variables remain constant.

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Company’s foreign exchange risk denominated in U.S. dollars is as follows:

	March 31	December 31
	2012	2011
(US$ thousands) Cash and cash equivalents	7,950	1,020
North Africa receivables	--	111
Foreign denominated financial assets	7,950	1,131

North Africa payables	1,537	1,720
Mariner swap provision	--	12,500
Foreign denominated financial liabilities	1,537	14,220

These balances are exposed to fluctuations in the U.S. dollar. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk on its comprehensive income, assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- one cent, is $0.7 million. This analysis assumes all other variables remain constant.

Q1 2012 FS	Page 9

8.	Risk Management (continued)

Credit risk
The Company’s credit risk exposure is as follows:

	March 31	December 31
	2012	2011
(CDN$ thousands) Western Canada joint interest billings	2,333	2,830
Goods and Services Tax receivable	146	740
North Africa recoverable expenses	--	113
Revenue accruals and other receivables	2,673	3,753
Accounts receivable	5,152	7,436
Cash and cash equivalents	48,062	3,743
Credit exposure	53,214	11,179

The Company’s allowance for doubtful accounts is currently $1.9 million (December 31, 2011 – $2.0 million). This amount offsets $1.7 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2011 – $1.8 million) and $0.2 million of Western Canada joint interest and miscellaneous receivables (December 31, 2011 – $0.2 million).  The Company considers all amounts greater than 90 days to be past due.  As at March 31, 2012, $0.4 million of accounts receivable are past due, all of which are considered to be collectible.

9.	Provisions

	March 31 2012	December 31 2011
Mariner swap (note 12)	--	12,713
Onerous contracts	12	17
Provisions	12	12,730

10.	Revenue
The following summarizes the Company’s revenue:

For the three months ended March 31	2012	2011
Petroleum and natural gas sales	8,429	9,377
Royalties	(1,180)	(445)
	7,249	8,932

11.	Operating expense
Operating costs for the Company are as follows:

For the three months ended March 31	2012	2011
Operating	3,836	3,117
Well workovers	477	588
	4,313	3,705

Q1 2012 FS	Page 10

12.	Contingencies and commitments
	(a)	North Africa

On August 27, 2008, the Company entered into the EPSA with a Tunisian company, Joint Oil. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes the Zarat North-1 appraisal well, three exploration wells and 500 square kilometres of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, and the Company has provided a corporate guarantee to a maximum of US$45.0 million to secure its minimum work program obligations. The potential cost of drilling the three wells could exceed US$100 million. In January 2011, the Company announced the successful drilling and production testing of its 100% working interest in the Zarat North–1 well. The well has been temporarily abandoned in a manner allowing it to be utilized for future development purposes while the Company evaluates reservoir characteristics and development options. In December 2011, the Company commenced the acquisition of 512 square kilometres of 3D seismic in accordance with the requirements of the EPSA and completed the acquisition in January 2012. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013. On January 30, 2012, the Company announced that it had commenced an initiative to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations. As of May 14, 2012, this process was still ongoing.

	(b)	Commitments and financial liabilities

At March 31, 2012, the Company has committed to future payments over the next five years, as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
Accounts payable and accrued liabilities	8,975	--	--	--	--	--	8,975
Stock based compensation liability	2,442	--	--	--	--	--	2,442
Derivative financial liabilities	630	--	--	--	--	--	630
North Africa exploration commitments	--	44,888	--	--	--	--	44,888
Office rent	1,066	1,212	1,212	1,217	1,233	7,159	13,099
Equipment	5	--	--	--	--	--	5
	13,118	46,100	1,212	1,217	1,233	7,159	70,039

The Company generally relies on a combination of cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations.

(c)	Swap agreement

At the time it entered into the North Africa EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil in the Company's "Mariner" Block, offshore Nova Scotia, Canada. No well was drilled on the Mariner Block and Joint Oil had the right to put back the overriding royalty to the Company for US$12.5 million. Joint Oil exercised its put rights and the Company made a payment of US$12.5 million on January 15, 2012. Prior to the payment, the Company confirmed that the EPSA remains in full force and effect.

(d)	Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of the Company such claims and litigation are not expected to have a material effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any future claims as to matters insured.

Q1 2012 FS	Page 11

13.	Share based compensation
	(a)	Stock option plan

The Company has a stock option plan for its directors, officers and employees. The exercise price for stock options granted is the quoted market price on the grant date. Options issued prior to May 2011 vest over three years with a maximum term of ten years. Options issued after May 2011 vest over four years with a maximum term of five years.

	Three months ended March 31, 2012		Twelve months ended December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
($ thousands, except per share price)
Balance, beginning of period	2,974	3.43	1,910	$5.78
Granted	665	2.41	1,984	3.49
Exercised	--	--	--	--
Forfeited	(63)	3.20	(920)	8.43
Balance, end of period	3,576	3.25	2,974	3.43

The following table summarizes stock options outstanding under the plan at March 31, 2012:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price ($)	Number of options (thousands)	Weighted average exercise price ($)
2.27 – 3.00	1,549	4.54	2.64	100	2.86
3.01 – 4.00	1,084	8.34	3.10	974	3.09
4.01 – 5.00	916	8.79	4.29	689	4.30
5.01 – 11.80	27	2.30	8.48	27	8.48
2.27 – 11.80	3,576	6.76	3.25	1,790	3.62

The fair value of options granted during the year was estimated based on the date of grant using a Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Three months ended March 31, 2012	Twelve months ended December 31,2011
Share price ($)	2.41	3.49
Exercise price ($)	2.41	3.49
Risk free rate (%)	1.5	2.0
Expected life (years)	3.7	3.7
Expected dividend yield (%)	--	--
Expected volatility (%)	78.3	87.6
Weighted average fair value of options granted ($)	1.35	2.13

Q1 2012 FS	Page 12

13.	Share based compensation (continued)

A forfeiture rate of 25.4% (December 31, 2011 – 27.6%) was used when recording stock based compensation. This estimate is based on the historical forfeiture rate and adjusted to the actual forfeiture rate. Stock option expense of $0.2 million incurred for the three months ended March 31, 2012 (March 31, 2011 - $0.8 million) was expensed. No stock based compensation expense was capitalized during 2012 or 2011.

In the course of preparing the Financial Statements management identified an error in the comparative numbers for the three months ended March 31, 2011. The Company had previously recognized stock option expense of $1.7 million. This error was corrected in the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2011.

	(b)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company. The Company purchased approximately 51,890 shares on the open market under the ESSP during the three months ended March 31, 2012 (March 31, 2011 – 26,792 shares). The costs related to this plan are expensed as incurred.

	(c)	Stock unit awards

As at March 31, 2012, the Company had issued 1.5 million (December 31, 2011 – 1.5 million) stock unit awards to the Company’s executive officers and members of the Board. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company on the applicable vesting date. The stock units have time and/or share based performance vesting terms which vary depending on whether the holder is an executive officer or director.  If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the stock units may be paid in cash or common shares. As of March 31, 2012, the Company recorded a liability of $2.1 million to recognize the fair value of the vested stock units (December 31, 2011 - $2.0 million).

	(d)	Restricted share units

The Restricted Share Unit Plan became effective on March 24, 2011, to attract and retain experienced personnel with incentive compensation tied to shareholder return. Under the plan, each grantee will be entitled to, in respect of each Restricted Share Unit (“RSU”), a cash amount equal to the fair market value of one common share in the capital of the Company on such vesting date, with the vesting subject to a minimum floor share price. In the three months ended March 31, 2012, 33,333 RSUs were redeemed for a total of $0.1 million (March 31, 2011 – Nil).

The following table summarizes RSUs outstanding under the plan at March 31, 2012:

	Units outstanding			Units exercisable
Floor price ($)	Number of units (thousands)	Average remaining contractual life (years)	Weighted average floor price ($)	Number of units (thousands)	Weighted average floor price ($)
0.00 – 3.00	262	1.60	2.24	94	3.00
3.01 – 3.50	42	1.79	3.13	14	3.13
3.51 – 3.64	11	1.79	3.64	4	3.64
0.00 – 3.64	315	1.63	2.41	112	3.04

Q1 2012 FS	Page 13

13.	Share based compensation (continued)
RSUs issued during the year were initially valued at the grant date and revalued at March 31, 2012, using a binomial lattice model with weighted average assumptions as follows:

	Valuation at March 31, 2012	Valuation at grant date
Share price ($)	2.44	2.55
Risk free rate (%)	1.2	1.5
Expected life (years)	1.5	2.4
Expected volatility (%)	55	55
Weighted average fair value ($)	1.55	2.10

The following table summarizes share based compensation expense:

For the three months ended March 31	2012	2011
Stock option expense	242	803
Stock unit award expense	123	442
Restricted share unit expense	(43)	--
Share based compensation	322	1,245

The following table summarizes the share based compensation liability:

	March 31 2012	December 31 2011
Stock unit award liability	2,078	1,955
Restricted share unit liability	364	493
Share based compensation liability	2,442	2,448

14.	Supplemental cash flow information
Changes in non-cash working capital

For the three months ended March 31	2012	2011
Accounts receivable	2,284	(235)
Prepaid expenses and deposits	(193)	160
Accounts payable and accrued liabilities	(8,680)	(3,063)
Provisions	(12,718)	(534)
Foreign currency translation adjustment	245	583
Change in non-cash working capital	(19,062)	(3,089)

The change in non-cash working capital is attributed to the following activities:

For the three months ended March 31	2012	2011
Operating	1,094	(565)
Investing	(20,156)	(2,524)
	(19,062)	(3,089)

Q1 2012 FS	Page 14

15.	Discontinued operations
	(a)	Trinidad and Tobago

On June 22, 2011, the Company completed the sale of its remaining 25% interest in Block 5(c) and the Mayaro-Guayaguayare block (“MG Block”) exploration and production license for cash proceeds of US$78.1 million and the assumption of the Company’s performance guarantee provided for the MG Block of US$12.0 million. On December 15, 2011, the Government of Trinidad and Tobago granted the Company’s request to transfer the MG Block and the related performance guarantee to the purchaser in accordance with the terms of the purchase agreement.

On February 8, 2011, as part of the agreement, the Company had issued a US$20.0 million debenture to the purchaser. The debenture accrued interest at 6.0% per annum and was secured against the Company’s Block 5(c) interests. Upon closing of the agreement, the US$20.0 million was applied against the proceeds of US$78.1 million.

Proceeds from disposition	(CDN$ thousands)
Cash received	56,877
Debenture retired	19,898
MG Block performance guarantee assumed by purchaser	11,716
Transaction costs	(583)
Proceeds net of transaction costs	87,908

Net assets disposed at carrying value
Exploration and evaluation assets	79,664
Decommissioning provisions	(3,040)
Net assets	76,624
Gain before understated	11,284
Realized foreign currency translation reserve, reclassified from shareholders’ equity	(5,975)
Net gain on disposition	5,309

(b)	LNG Project

On February 22, 2011, the Company completed the sale of its wholly owned subsidiary Liberty Natural Gas LLC which owned a 100% working interest in the LNG Project and received US$1.0 million for reimbursable costs incurred between January 1, 2011, and February 22, 2011. The Company is entitled to receive deferred cash consideration of US$12.5 million payable upon the project’s first successful gas delivery. No amounts have been recorded in the Financial Statements related to this contingent consideration.

(c)	Financial information from discontinued operations
Loss from discontinued operations reported in the consolidated statement of operations, comprehensive loss and deficit is as follows:

	Trinidad and Tobago		LNG Project		Total
For the three months ended March 31	2012	2011	2012	2011	2012	2011
(CDN$ thousands)
Expenses
General and administrative	--	(189)	--	(845)	--	(1,034)
Finance costs	--	(192)	--	--	--	(192)
Loss from discontinued operations	--	(381)	--	(845)	--	(1,226)
Foreign currency translation gain (loss) relating to assets and liabilities held for sale	--	(1,690)	--	12	--	(1,678)
Total comprehensive loss from discontinued operations	--	(2,071)	--	(833)	--	(2,904)

Q1 2012 FS	Page 15

Document 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 14, 2012, and reviewed and approved by the Board of Directors (the “Board”) of Sonde Resources Corp. (“Sonde”). This MD&A is a review of the operational results of Sonde. Effective January 1, 2011 Sonde adopted International Financial Reporting Standards (“IFRS”). This MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2011, and 2010. The reporting currency is the Canadian dollar unless otherwise stated.

Non-IFRS Measures – This MD&A contains references to funds from (used for) operations, funds from (used for) operations per share and operating netback, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of Sonde believes funds from (used for) operations, funds from (used for) operations per share and operating netback are relevant indicators of Sonde’s financial performance, ability to fund future capital expenditures and repay debt. Funds from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of Sonde's performance. In the operating netback and funds from (used for) operations section of this MD&A, reconciliation has been prepared of funds from (used for) operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with IFRS.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil (6:1). This conversion ratio of 6:1 is based on an energy equivalency conversion method primary applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boe’s may be misleading, particularly if used in isolation. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value. Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”). Oil and natural gas liquids are expressed in barrels (“bbls”).

Forward-Looking Statements – This MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy, plans and priorities;
•	planned exploration and development activities;
•	planned capital expenditures;
•	expected sources of funding for the capital program;
•	expected increases in oil and gas production;
•	future oil and gas prices and interest rates in respect of Sonde's commodity risk management programs;
•	the outcome of financing alternatives in North Africa;
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and
•	Sonde's tax pools.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Sonde and described in the forward-looking information contained in this interim MD&A. Assumptions have been made regarding, among other things, operating conditions, management’s expectations regarding future growth, plans for and results of drilling activity, availability of capital and other expenditures. Material risk factors affecting forward-looking information include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

Q1 2012 MD&A	Page 1

•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to production, marketing and transportation;
•	availability of experienced service industry personnel and equipment;
•	availability of qualified personnel and the ability to attract or retain key employees or members of management;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	delays due to adverse weather conditions;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	risks associated with competition from other producers;
•	changes in general economic and business conditions; and
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Sonde’s operations or financial results are included in Sonde’s most recent Annual Information Form. In addition, information is available in Sonde’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Sonde operates in many different jurisdictions and could be adversely affected by violations of the Corruption of Foreign Public Officials Act (Canada) or the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws. The Acts (collectively “FCPA”) and similar worldwide anti-corruption laws, including the U.K. Bribery Act 2010, generally prohibit companies and their intermediaries from making improper payments to government and other officials for the purpose of obtaining or retaining business. Sonde’s internal policies mandate compliance with these anti-corruption laws. Despite training and compliance programs, Sonde cannot be assured that internal control policies and procedures will always protect it from acts of corruption committed by employees or agents. Continued expansion outside Canada, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt the business and result in a material adverse effect on Sonde’s financial condition, results of operations and cash flows.

Forward-looking information is based on the estimates and opinions of Sonde’s management at the time the information is presented. Sonde assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of Sonde, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Sonde’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Q1 2012 MD&A	Page 2

Business Overview and Strategy

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration for and production of oil and natural gas. Sonde’s operations are located in Western Canada and offshore North Africa. Sonde derives all of its production and cash flow from operations in Western Canada. Sonde’s Western Canadian oil and gas assets are primarily high working interest properties that are geographically concentrated in southern and west-central Alberta, the most significant being Sonde’s Southern Alberta cash generating unit (“CGU”) (or Greater Drumheller, Alberta area), which accounts for approximately 80% of Sonde’s production. The balance of production largely comes from the Kaybob/Windfall and Boundary Lake/Eaglesham areas in west-central Alberta. Sonde holds a Western Canadian land position of 371,704 gross (259,383 net) acres.

In December 2011 Sonde commenced the acquisition of 512 square kilometres of 3D seismic in accordance with the requirements of the Joint Oil Block Exploration and Production Sharing Agreement (“EPSA”). Sonde completed the acquisition in January 2012 and submitted the data for processing, with delivery of the final product expected late in the second quarter. On January 12, 2012, Sonde received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013, to complete the three exploratory well work commitment under the EPSA. Sonde has contracted with AGR Group to provide drilling project management services and initiated the process to secure a drilling rig for this program. Sonde has filed a Plan of Development with Joint Oil for the development of the Zarat field and it is actively engaged in discussions to unitize the field with an adjacent license holder. On January 15, 2012 the Mariner Swap US$12.5 million payment was made to Joint Oil. On January 30, 2012, Sonde engaged an advisor to identify and evaluate alternatives to finance Sonde’s remaining North Africa obligations. While the exploratory well commitment is supported by a US$45 million corporate guarantee, the potential cost of drilling the three wells could exceed US$100 million. No assurance can be provided that Sonde will be successful in finding financing alternatives, however the Company is looking at all options to meet its commitments under the EPSA.

In February Sonde sold 26,240 gross acres (24,383 net) in its Kaybob Duvernay play in Alberta for aggregate proceeds of $75 million resulting in a net gain of $73 million. Sonde still owns 41,272 gross (41,272 net) high potential acres in the rapidly expanding Duvernay play, including acreage added to the Ante Creek North area acquired in recent lease sales. Sonde may seek a partner to participate in this highly prospective area and, depending on the outcome of the financing alternatives in North Africa, hopes to initiate an inaugural drilling program in late 2012. In addition to the Duvernay, Sonde has 40,248 gross (40,248 net) acres of Montney rights at Waskahigan and Ante Creek North. Sonde has been engaged in joint venture discussions with several industry and financial partners to provide financial leverage and risk-mitigation in the early phases of these plays. The proceeds from the sale of the Duvernay acreage, borrowing capacity (depending on the outcome of the financing alternatives in North Africa), and current cash flow from Western Canada may not be sufficient for Sonde to meet its Joint Oil Block commitments and a Western Canadian program without additional equity or other external financing. Other than Sonde’s minimum obligations pursuant to the EPSA, all planned capital expenditures are discretionary.

Based on the success of Sonde’s 13-17 horizontal oil well in Michichi, Sonde has announced a program to drill and frac five additional short radius horizontal oil wells in this area. Sonde also plans to pursue nine low-risk re-entry candidates that are expected to add 150 to 200 barrels of oil production per day. The drilling and re-entry program is expected to provide an adequate return on investment and provide support for the credit facility while awaiting a recovery in natural gas prices and the outcome of the North Africa financing alternative program. Sonde also intends to drill its inaugural Montney oil exploration well in the Ante Creek North area in the fourth quarter.

Sonde is focused on the maximization of long-term sustainable value to its shareholders by:

•	cautiously using available cash and borrowing capacity while waiting for the outcome of the North African unitization, exploitation and financing alternative program;
•
developing the Western Canada asset base to increase average daily oil production, along with replacement of producing reserves on an economic and cost effective basis through exploitation, full-cycle exploration and strategic acquisition;

•	currently evaluating its entire acreage position and initiating an aggressive oil and liquids oriented, multi-year drilling program;

Q1 2012 MD&A	Page 3

•	establishing organic growth through repeatable drilling programs;
•
providing shareholders access to high-leverage oil-oriented growth in Western Canada by annually purchasing significant lease acreage in emerging “oil-resource” plays such as the Montney and Duvernay oil plays; and

•	taking the actions necessary to preserve Sonde’s assets in North Africa while exploring options.

The success of Sonde’s ongoing operations are dependent upon several factors, including but not limited to, the price of energy commodity products, Sonde’s ability to manage price volatility (specifically North American natural gas), increasing production and related cash flows, controlling costs, availability of experienced service industry personnel and equipment, capital spending allocations, the ability to attract equity investment, hiring and retaining qualified personnel and managing political and government risk, particularly with respect to its interests in North Africa.

Operating netback and funds from (used for) operations

	($ thousands)			($ per boe)
Three months ended March 31	2012	2011	% change	2012	2011	% change
Petroleum and natural gas sales	8,429	9,377	(10)	33.73	38.03	(11)
Realized gain (loss) on financial instruments	(67)	76	--	(0.27)	0.31	--
Transportation	(196)	(259)	(24)	(0.78)	(1.05)	(26)
Royalties	(1,180)	(445)	165	(4.72)	(1.81)	162
	6,986	8,749	(20)	27.96	35.48	(21)
Operating expense	(3,836)	(3,117)	23	(15.35)	(12.64)	21
Well workover expense	(477)	(588)	(19)	(1.91)	(2.38)	(20)
Operating netback(2)	2,673	5,044	(47)	10.70	20.46	(48)
General and administrative	(2,836)	(3,277)	(13)	(11.35)	(13.29)	(15)
Foreign exchange gain (loss)	(402)	469	---	(1.61)	1.90	--
Interest and other income	30	56	(46)	0.12	0.23	(48)
Interest	(97)	(647)	(85)	(0.39)	(2.62)	(85)
Income taxes	(35)	--	--	(0.14)	--	--
Funds from (used for) operations(1,2)	(667)	1,645	(141)	(2.67)	6.68	(140)
Decommissioning expenditures	--	(846)	--	--	(3.43)	--
Changes in non-cash working capital	1,094	(565)	--	4.38	(2.29)	--
Cash provided by operating activities (1)	427	234	82	1.71	0.96	0.76

(1) Table includes both continuing and discontinued operations. Discontinued operations relate to the sale of certain exploration and production licenses in Trinidad and Tobago in June 2011 and the sale of a wholly-owned subsidiary, Liberty Natural Gas LLC, in February 2011. There were no revenues associated with discontinued operations, which consisted of nil (2011 – $1.0 million) general and administrative and nil (2011 – $0.2 million) interest expense.
(2) Non-IFRS measure.

For the three months ended March 31, 2012, funds used for operations was $0.7 million compared to funds from operations of $1.6 million for the same period in 2011. This was primarily the result of reduced operating netbacks as a result of significantly lower natural gas prices and increased royalties, and a realized foreign exchange loss compared to a gain in 2011. This was partially offset by a lower interest expense due to reduced debt and lower general and administrative expenses as a result of the disposal of two foreign operations.

Q1 2012 MD&A	Page 4

Production

	Q1	Q4	Q1
Commodity	2012	2011	2011
Natural gas (mcf/d)	11,553	12,186	12,377
Crude oil (bbls/d)	565	587	469
Natural gas liquids (bbls/d)	255	293	208
Total production (boe/d) (6:1)	2,746	2,911	2,740

	Q1	Q4	Q1
Region	2012	2011	2011
Southern Alberta (boe/d)	2,129	2,324	2,099
Central Alberta (boe/d)	408	276	253
Other Western Canada (boe/d)	209	311	388
Total production (boe/d) (6:1)	2,746	2,911	2,740

For the three months ended March 31, 2012, production averaged 2,746 boe/d. The decrease in production from the fourth quarter of 2011 is primarily due to decreased gas volumes due to shut-in gas wells and natural decline, with few capital expenditures allocated to replacing gas production. The 13-17-31-17 horizontal oil well in Michichi continues to produce significant amounts of oil that has not yet been accounted for as production as the total fluid recoveries have not yet exceeded the quantity of hydrocarbon injectant used in the fracturing process. Production from this well began in the second quarter of 2012.

Petroleum and natural gas sales

	Q1	Q4	Q1
	2012	2011	2011
($ thousands, except where otherwise noted) Petroleum and natural gas sales
Natural gas	2,314	3,895	4,607
Crude oil	4,673	4,956	3,532
Natural gas liquids	1,442	1,389	1,238
Transportation	(196)	(255)	(259)
Royalties	(1,180)	(1,048)	(445)
Realized gain (loss) on commodity derivatives	(67)	508	76
Total	6,986	9,445	8,749
Average sales price (including commodity derivatives)
Natural gas ($/mcf)	2.20	3.93	4.14
Crude oil ($/bbl)	89.54	91.73	83.70
Natural gas liquids ($/bbl)	62.08	51.64	65.92
Average sales price ($/boe)	33.47	40.13	35.48
AECO Gas ($/mcf)(1)	2.31	3.43	3.79
Edmonton Light ($/bbl) (1)	93.11	97.33	88.39
(1)  Source: Independent qualified reserves evaluator.

For the three months ended March 31, 2012, petroleum and natural gas sales, net of transportation and royalties was $7.0 million, consisting of $2.3 million in natural gas, $0.1 million in realized losses on commodity derivatives, $4.7 million in crude oil and $1.4 million in natural gas liquids sales, less $1.1 million of royalties and $0.2 million of transportation costs. Sonde realized an average sales price of $33.47 per boe during the three months ended March 31, 2012 compared to $40.13 per boe in the three months ended December 31, 2011, exclusive of royalties and transportation, due to depressed natural gas prices.

Q1 2012 MD&A	Page 5

Royalties

	Q1	Q4	Q1
	2012	2011	2011
($ thousands, except where otherwise noted) Royalties
Crown	922	713	475
Freehold and overriding	258	335	(30)
Total	1,180	1,048	445
Royalties per boe ($)	4.72	3.91	1.81
Average royalty rate (%)	14.5	10.0	4.8

Sonde pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation. Crown royalties on Alberta natural gas production are calculated based on the Alberta Reference Price, which may vary from Sonde’s realized corporate price, impacting the average royalty rate. In addition, various items impact the average royalty rate paid, such as cost of service credits and other royalty credit programs. Royalties on horizontal gas wells drilled in Alberta in 2011 and beyond generally bear royalties at a maximum of 5% for 18 months or until cumulative production reaches 50,000 boe. Horizontal oil wells generally bear royalties at a maximum of 5% for 18 to 48 months until cumulative production reaches 50,000 boe to 100,000 boe, depending on well depth. Sonde anticipates that production from wells drilled in 2012 would qualify for these lower royalty rates.

Natural gas and liquids royalties for the three months ended March 31, 2012 were $1.1 million or 14.5% of total petroleum and natural gas sales compared to 10.0% in 2011. The increase is due to oil wells coming off of the initial 5% royalty rates due to cumulative production and a Gas Cost Allowance audit adjustment related to prior periods.

Operating and well workover expense

Combined operating and well workover expenses for the three months ended March 31, 2012 were $4.3 million or $17.26 per boe, compared to $4.5 million or $16.76 per boe in the three months ended December 31, 2011. The decrease in aggregate expenses from the three months ended December 31, 2011, is due to decreased volumes, while the increase in per-unit expenses is attributable to fixed labour costs that do not decline with volumes.

Capital expenditures

	Q1	Q4	Q1
	2012	2011	2011
($ thousands) Acquisitions	--	153	--
Exploration and evaluation	4,785	2,353	8,126
Drilling and completions	1,782	9,828	1,692
Plants, facilities and pipelines	2,050	2,559	1,379
Land and lease	754	3,316	173
Capital well workovers	569	550	59
Capitalized general and administrative expenses	861	898	1,036
Capital expenditures	10,801	19,657	12,465
Western Canada dispositions	(74,979)	(501)	--
Exploration and evaluation impairment, charged to exploration expense	(886)	(159)	(164)
Net capital expenditures	(65,064)	18,997	12,201

Q1 2012 MD&A	Page 6

	Q1	Q4	Q1
	2012	2011	2011
($ thousands)
Canada	(70,825)	16,381	2,921
North Africa	5,433	2,436	8,976
Corporate Assets	328	180	359
Trinidad and Tobago	--	--	(55)
Net capital expenditures	(65,064)	18,997	12,201

Western Canada

For the three months ended March 31, 2012, Sonde initiated a waterflood in the Drumheller Mannville “I” pool and completed the tie-in and equipping of its Michichi detrital 13-17 well. Based on the strong initial results of this well, Sonde is planning a drilling program to commence in the second quarter and target oil opportunities in the Michichi region. An inaugural Montney oil well in the Ante Creek North area is planned for the fourth quarter of 2012, with production expected in early 2013.

Sonde continued its well re-activation program concentrated on an extensive portfolio of suspended wells. Sonde performed 18 gross (16.0 net) workovers. With the current downturn in natural gas prices, Sonde has not allocated capital to stemming the base decline on natural gas production, and instead is focused solely on liquids production.

North Africa

On December 21, 2011, Sonde commenced the shooting of 512 square kilometres of 3D seismic in accordance with the requirements of the EPSA. The seismic was completed in January and submitted for processing. Sonde expects to receive the processed data in the second quarter. Sonde incurred $4.6 million in seismic costs in the three months ended March 31, 2012, with the total cost to date of the seismic program at $6.3 million. On January 15, 2012, Sonde paid Joint Oil US$12.5 million under the terms of the Mariner Swap, which had been accrued as a capital expenditure in the year ended December 31, 2010. In addition, Sonde has contracted with AGR Group to assist in the planning and execution of the obligatory three well exploration drilling program pursuant to the EPSA. The contract may include a contract for a suitable drilling rig and acquisition of long lead-time drilling materials. Sonde expects that it could spend up to US $51.5 million in 2012 on the Joint Oil Block.

Depletion, depreciation and impairment

For the three months ended March 31, 2012, depletion and depreciation was $3.1 million or $12.39 per boe compared to $3.3 million or $13.31 per boe for the same period in 2011. The calculation of depletion and depreciation included an estimated $11.0 million (March 31, 2011 - $21.5 million) for future development capital associated with proved plus probable undeveloped reserves and excluded $71.6 million (March 31, 2011 – $57.2 million) related to exploration and evaluation assets. The variance is caused by a lower depletion base due to asset impairments for the three months ended December 31, 2011.

Q1 2012 MD&A	Page 7

An impairment test was carried out at March 31, 2012, using the following forward commodity price projections:

Year	AECO Gas (Cdn/mmbtu) (1)	Edmonton Light Sweet Crude Oil (Cdn/bbl) (1)
2012 (Q2 – Q4)	$2.63	$94.17
2013	3.67	98.98
2014	4.13	101.02
2015	4.59	101.02
2016	5.05	101.02
2017	5.51	101.02
2018	5.94	102.40
2019	6.06	104.47
2020	6.19	106.58
2021	6.31	108.73
Remainder(2)	2.0%	2.0%
(1) Source: Independent qualified reserves evaluator’s price forecast, effective April 1, 2012.
(2) Percentage change represents the change in each year after 2021 to the end of the reserve life.

An impairment test is performed on capitalized property and equipment costs at a Cash-Generating Unit (“CGU”) level on an annual basis and quarterly when indicators of impairment exist. During the three months ended March 31, 2012, Sonde recognized an impairment of $12.9 million to property, plant and equipment (three months ended December 31, 2011 – $34.3 million) to reflect the low natural gas price environment for future production. Sonde recorded net impairments of $9.7 million in the Southern Alberta CGU, $2.4 million in the Central Alberta CGU, and $0.8 million in the Northern Alberta CGU. Impairments recognized during the three months ended March 31, 2012 and December 31, 2011, were calculated using a 12% discount rate. Using a discount rate of 10% would reduce the 2012 impairment by $8.5 million. Using a discount rate of 15% would increase 2012 impairment by $10.4 million.

General and administrative expenses

	Q1	Q4	Q1
	2012	2011	2011
($ thousands, except where otherwise noted) Continuing operations
Gross general and administrative expense	3,685	3,455	3,309
Capitalized general and administrative expense	(861)	(898)	(1,066)
	2,824	2,557	2,243
Discontinued operations
Gross and net general and administrative expense	--	17	1,034
Total net general and administrative expense	2,824	2,574	3,277
General and administrative expense ($/boe)	11.35	9.61	13.29

For the three months ended March 31, 2012, gross general and administrative (“G&A”) expenses for continuing operations increased to $3.7 million from $3.3 million for the same period in 2011. Gross G&A for continuing operations consists of $0.7 million (2011 – $0.8 million) relating to North Africa and $3.0 million (2010 – $2.5 million) related to Western Canada administration and corporate head office. The increase is due to increased salaries and wages related to the timing of employee bonuses and an increased number of employees.

Q1 2012 MD&A	Page 8

Share based compensation

	Q1	Q4	Q1
	2012	2011	2011
($ thousands)
Stock option expense	242	455	803
Stock unit award expense	123	573	442
Restricted share unit expense	(43)	143	--
Share based compensation	322	1,171	1,245

During the three months ended March 31, 2012, Sonde incurred share based compensation expenses of $0.3 million compared to $1.2 million in 2011. The decrease is due to significant option grants in late 2010 and early 2011 that have fully vested and a reduction in RSU and stock unit award value due to a decline in share price. The RSU Plan (the “Plan”) became effective March 2011 to attract and retain experienced personnel with incentive compensation tied to shareholder return. Under the Plan, upon vesting each holder of RSUs will be entitled to, in respect of each RSU, a cash amount equal to the fair market value of one common share in the capital of Sonde on the vesting date. Under the Plan, RSUs vest over a three year period, subject to a minimum floor share price.

As at March 31, 2012, Sonde has issued 1.5 million (December 31, 2011 – 1.5 million) stock unit awards to Sonde’s executive officers and members of the Board. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of Sonde on the applicable vesting date. The stock units have time and/or share based performance vesting terms which vary depending on whether the holder is an executive officer or director.  If subsequent to the grant date, the shareholders of Sonde approve an equity compensation plan under which the stock units may be paid with common shares of Sonde, then the Board may determine that the stock units may be paid in cash or common shares.  As of March 31, 2012, Sonde recorded a liability of $2.1 million to recognize the fair value of the vested stock units (December 31, 2011 - $2.0 million).

Liquidity and capital resources

	March 31	December 31
	2012	2011
($ thousands)
Cash and cash equivalents	48,062	3,743
Accounts receivable	5,152	7,436
Prepaid expenses and deposits	1,759	1,528
Accounts payable and accrued liabilities	(8,975)	(17,655)
Stock based compensation liability	(2,442)	(2,448)
Provisions	(12)	(12,730)
Derivative financial liabilities	(630)	(781)
Working capital surplus (deficit)	42,914	(20,907)

As at March 31, 2012, Sonde had a working capital surplus of $42.9 million (December 31, 2011 – $20.9 million deficit) and had issued three letters of credit for $0.2 million (December 31, 2011 – two letters of credit of $0.1 million) against the $30.0 million (December 31, 2011 - $40.0 million) demand revolving credit facility (“Credit Facility A”) at a variable interest rate of prime plus 0.75% as at March 31, 2012 and at December 31, 2011.

Credit Facility A is secured by a $100.0 million debenture with a floating charge on the assets of Sonde and a general security agreement covering all the assets of Sonde. Credit Facility A has covenants, as defined in Sonde’s credit agreement, that require Sonde to maintain an adjusted working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from Credit Facility A nor domestic cash flow while Credit Facility A is outstanding.  Sonde can use Credit Facility A at its discretion and continues to pay standby fees on the undrawn facility. As at March 31, 2012, Sonde was in compliance with all debt

Q1 2012 MD&A	Page 9

covenants. Sonde is subject to the next semi-annual review of its credit facilities on or before September 30, 2012.

During the year ended December 31, 2011, there were 150,000 Cumulative Redeemable Convertible Preferred Shares, Series B Shares (the “Series B Shares”) outstanding. The Series B Shares had a conversion price of US$3.00 for conversion into 5,000,000 common shares. The terms of the dividend payment under the Series B Shares allowed Sonde to elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of a 5.0% annualized cash dividend rate. The dividend rate was increased by 1/30 of 1% per day restricted to the 150 day period after December 31, 2010, and thereafter reverted to 5.0%. During the year ended December 31, 2011, Sonde elected to pay cash as opposed to common shares to satisfy its quarterly preferred shares dividend requirements. On December 27, 2011, all conversion features associated with the Series B shares expired without being exercised. On December 30, 2011, Sonde redeemed the 150,000 outstanding Series B Shares for $15.3 million. Upon issuance of the Series B Shares, Sonde granted 500,000 common share purchase warrants exercisable at a price of US$3.25 for each common share. The warrants expired on December 31, 2011.

At March 31, 2012, Sonde has committed to future payments over the next five years, as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
Accounts payable and accrued liabilities	8,975	--	--	--	--	--	8,975
Stock based compensation liability	2,442	--	--	--	--	--	2,442
Derivative financial liabilities	630	--	--	--	--	--	630
North Africa exploration commitments	--	44,888	--	--	--	--	44,888
Office rent	1,066	1,212	1,212	1,217	1,233	7,159	13,099
Equipment	5	--	--	--	--	--	5
	13,118	46,100	1,212	1,217	1,233	7,159	70,039

Sonde generally relies on a combination of cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations. From time to time Sonde may supplement its liquidity with the proceeds from the sale of assets.

Income taxes

Sonde’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilling costs related to exploration and development wells. At March 31, 2012, Sonde has estimated $296.4 million in tax pools (December 31, 2011 – $349.2 million) including $75.6 million in non-capital losses (December 31, 2011 – $98.4 million) that are available for future deduction against taxable income. The sale of undeveloped land in the three months ended March 31, 2012, reduced Canadian oil and gas property expense by approximately $49.2 million and non-capital losses by $25.8 million. Non-capital losses expire in the years 2026 – 2031.

	March 31	December 31
	2012	2011
(CDN$ thousands)
Canadian exploration expense	57,862	57,861
Canadian oil and gas property expense	--	49,230
Canadian development expense	45,623	45,579
Undepreciated capital costs	31,902	29,945
Foreign exploration expense	51,429	34,163
Non-capital losses	75,624	98,429
Capital losses	30,234	30,234
Share issue costs and other	3,726	3,726
	296,400	349,167

Q1 2012 MD&A	Page 10

Contingencies and commitments

North Africa

On August 27, 2008, the Company entered into the EPSA with a Tunisian company, Joint Oil. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes the Zarat North-1 appraisal well, three exploration wells and 500 square kilometres of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, and the Company has provided a corporate guarantee to a maximum of US$45.0 million to secure its minimum work program obligations. The potential cost of drilling the three wells could exceed US$100 million. In January 2011, the Company announced the successful drilling and production testing of its 100% working interest in the Zarat North–1 well. The well has been temporarily abandoned in a manner allowing it to be utilized for future development purposes while the Company evaluates reservoir characteristics and development options. In December 2011, the Company commenced the acquisition of 512 square kilometres of 3D seismic in accordance with the requirements of the EPSA and completed the acquisition in January 2012. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013. On January 30, 2012, the Company announced that it had commenced an initiative to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations. As of May 14, 2012, this process was still ongoing.

Litigation and claims

Sonde is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Sonde such claims and litigation are not expected to have a material effect on Sonde’s financial position or its results of operations. Sonde maintains insurance, which in the opinion of Sonde, is in place to address any future claims as to matters insured.

Share capital

As at May 14, 2012, Sonde had 62,301,446 common shares and 3,467,958 stock options issued and outstanding.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on petroleum and natural gas sales for the three months ended March 31, 2012, and is based on the balances disclosed in this MD&A and the consolidated financial statements for the three months ended March 31, 2012:

($ thousands)	Petroleum and Natural Gas Sales(1)
Change in average sales price for natural gas by $1.00/mcf	1,051
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	75
Change in natural gas production by 1 mmcf/d (2)	200
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	745
(1)	Reflects the change in petroleum and natural gas sales for the three months ended March 31, 2012.
(2)	Reflects the change in production multiplied by Sonde’s average sales prices for the three months ended March 31, 2012 excluding fixed price commodity contracts.

Q1 2012 MD&A	Page 11

Commodity price risk

Sonde enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. In 2011, Sonde entered into a commodity swap contract from March to December on a portion of Sonde’s natural gas production. In return for this fixed price Sonde sold a call option on a portion of Sonde’s oil production.

Three months ended				March 31, 2012		March 31, 2011
Term	Contract	Volume (GJ/d)	Fixed Price ($/GJ)	Realized gain	Unrealized gain	Realized gain	Unrealized gain
March 1, 2011 – December 31, 2011	Swap	5,000	$4.11	--	--	$97	$507

Three months ended				March 31, 2012		March 31, 2011
Term	Contract	Volume (Bbls/d)	Fixed Price ($US/bbl)	Realized loss	Unrealized gain	Realized loss	Unrealized loss
March 1, 2011 – December 31, 2012	Call option	250	$100.00	$(67)	$151	$(21)	$(2,247)

Foreign exchange risk

Sonde is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. Sonde’s foreign exchange risk denominated in U.S. dollars is as follows:

	March 31	December 31
	2012	2011
(US$ thousands)
Cash and cash equivalents	7,950	1,020
North Africa receivables	--	111
Foreign denominated financial assets	7,950	1,131

North Africa payables	1,537	1,720
Mariner swap provision	--	12,500
Foreign denominated financial liabilities	1,537	14,220

Credit risk

Purchasers of Sonde’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. Sonde mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

Sonde’s accounts receivable are with natural gas and liquids marketers and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal industry credit risks. Sonde’s credit risk exposure is as follows:

	March 31	December 31
	2012	2011
(CDN$ thousands)
Western Canada joint interest billings	2,333	2,830
Goods and Services Tax receivable	146	740
North Africa recoverable expenses	--	113
Revenue accruals and other receivables	2,673	3,753
Accounts receivable	5,152	7,436
Cash and cash equivalents	48,062	3,743
Credit exposure	53,214	11,179

Q1 2012 MD&A	Page 12

Sonde’s allowance for doubtful accounts is currently $1.9 million (December 31, 2011 – $2.0 million). These amounts offset $1.7 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2011 – $1.8 million) and $0.2 million of Western Canada joint interest and miscellaneous receivables (December 31, 2011 – $0.2 million).  Sonde considers all amounts greater than 90 days to be past due.  As at March 31, 2012, $0.4 million of accounts receivable are past due, all of which are considered to be collectible.

These balances are exposed to fluctuations in the U.S. dollar. At this time, Sonde has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. Sonde’s exposure to foreign currency exchange risk on its comprehensive income, assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- one cent, is $0.7 million. This analysis assumes all other variables remain constant.

Interest rate risk

Sonde is exposed to interest rate risk as the credit facilities bear interest at floating market interest rates. Sonde had no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2012 or December 31, 2011. Sonde’s exposure to fluctuations in interest expense on its net income and comprehensive income is insignificant.

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure.

Sonde is required to disclose any change in Sonde’s internal controls over financial reporting that occurred during the period beginning on January 1, 2012, and ending on March 31, 2012, that has materially affected, or is reasonably likely to materially affect, Sonde’s internal controls over financial reporting. The certifying officers concluded that no material changes in Sonde’s internal controls and procedures have occurred during Sonde’s most recent interim period ended March 31, 2012, which have materially affected, or are reasonably likely to materially affect, Sonde’s internal controls over financial reporting.

Quarterly financial summary

($ thousands except per share and production amounts)
(IFRS)	2012	2011	2011	2011	2011	2010	2010	2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production
Natural gas (mcf/d)	11,553	12,186	12,673	11,509	12,377	14,140	12,417	13,631
Crude oil and natural gas liquids (bbl/d)	820	880	834	672	677	730	646	620
Total (boe/d)	2,746	2,911	2,946	2,584	2,740	3,087	2,716	2,892
Petroleum & natural gas sales (2)	6,986	9,445	9,011	7,747	8,749	10,002	7,847	7,682
Net income (loss) from continuing operations	55,456	(37,529)	(924)	(872)	(4,150)	(40,952)	(3,333)	(19,957)
Net income (loss) from continuing operations per share – basic and diluted	0.89	(0.60)	(0.01)	(0.01)	(0.07)	(0.66)	(0.05)	(0.33)
Net income (loss) (1)	55,456	(37,546)	(668)	3,019	(5,376)	(74,177)	(3,362)	(19,988)
Net income (loss) per share – basic and diluted(1)	0.89	(0.60)	(0.01)	0.05	(0.09)	(1.19)	(0.05)	(0.33)
Funds from (used for) operations (3)	(667)	3,155	1,945	853	1,644	871	2,528	(690)
Funds from (used for) operations per share – basic and diluted (3)	(0.01)	0.05	0.03	0.01	0.03	0.01	0.04	(0.01)

(1) This table includes both continuing operations and discontinued operations.
(2) Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation.
(3) Non-IFRS measures.
Q1 2012 MD&A	Page 13

Significant factors and trends that have impacted Sonde’s results during the above periods include:

•	Revenue is directly impacted by Sonde’s ability to replace existing production and add incremental production through its on-going workover, recompletion and capital expenditure program.

•
Fluctuations in Sonde’s petroleum and natural gas sales from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact of royalties.

•
Fluctuations in Sonde’s net income (loss) from quarter to quarter are primarily caused by variations in petroleum and natural gas sales, sales of assets and impairments of property, plant and equipment.

•	Fluctuations in debt levels from quarter to quarter can substantially impact Sonde’s net income and cash flow from operations.

Please refer to the other sections of this MD&A for the detailed discussions on changes for the three months ended March 31, 2012.

Off-balance sheet arrangements

Sonde has no off-balance sheet arrangements.

Related party transactions

In the course of normal business activities Sonde purchased $0.1 million of processing services in the three months ended March 31, 2012, (ended March 31, 2011 – nil) from a company with a common director. These services were purchased under normal industry terms and have been measured and disclosed at their settlement value. As of March 31, 2012 and December 31, 2011, there were no amounts outstanding in accounts payable to this service provider.

Additional Information

Additional information relating to Sonde is filed on SEDAR and EDGAR and can be viewed at www.sedar.com and www.sec.gov/edgar.shtml.  Information can also be obtained by contacting Sonde at Sonde Resources Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on Sonde’s website at www.sonderesources.com.

Q1 2012 MD&A	Page 14

Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Jack W. Schanck, the Chief Executive Officer of Sonde Resources Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Sonde Resources Corp. (the “issuer”) for the interim period ended March 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting  - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5. 3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2012

(Signed) Jack W. Schanck__
Jack W. Schanck
Chief Executive Officer
Sonde Resources Corp.

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Kurt A. Nelson, the Chief Financial Officer of Sonde Resources Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Sonde Resources Corp. (the “issuer”) for the interim period ended March 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting  - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5. 3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2012

(Signed) Kurt A, Nelson___
Kurt A. Nelson
Chief Financial Officer
Sonde Resources Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	May 14, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer